

Mail Stop 3561

August 10, 2017

Birgitte Ringstad Vartdal
Principal Executive Officer
Golden Ocean Group Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM 08
Bermuda

      Re: Golden Ocean Group Limited
              Registration Statement on Form F-3
              Filed August 4, 2017
              File No. 333-219715

Dear Mrs. Vartdal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Donald E. Field at (202) 551-3680 with any questions.

                           Sincerely,

                           /s/ Justin Dobbie

                           Justin Dobbie
                           Legal Branch Chief
                           Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
       Seward & Kissel LLP